UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2
                                     (Final)

                    Under the Securities Exchange Act of 1934

                    Bogen Communications International, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   097189-10-4
                                 (CUSIP Number)

                                 Curtis Schenker
                        Scoggin Capital Management, L.P.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 355-7480

                                 with a copy to:

                             Thomas T. Janover, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 21, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                               Page 1 of 10 Pages

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CUSIP No. 097189 10 4            Schedule 13D/A-2               Page 2 of 10
--------------------------------------------------------------------------------


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Scoggin Capital Management, L.P. II (See Item 2)
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)| |
                                                                         (b)|X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                           | |
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                   Not Applicable
           OWNED BY             ------------------------------------------------
             EACH                 8     SHARED VOTING POWER
          REPORTING
            PERSON                      Not Applicable
             WITH               ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        Not Applicable
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        Not Applicable
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          | |

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 097189 10 4            Schedule 13D/A-2                Page 3 of 10
--------------------------------------------------------------------------------


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Scoggin International Fund, Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)| |
                                                                         (b)|X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                  | |
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of the Bahamas
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                   Not Applicable
           OWNED BY             ------------------------------------------------
             EACH                 8     SHARED VOTING POWER
          REPORTING
            PERSON                      Not Applicable
             WITH               ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        Not Applicable
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        Not Applicable
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          | |

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 097189 10 4            Schedule 13D/A-2               Page 4 of 10
--------------------------------------------------------------------------------


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carolyn Partners, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)| |
                                                                         (b)|X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                           | |
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                   Not Applicable
           OWNED BY             ------------------------------------------------
             EACH                 8     SHARED VOTING POWER
          REPORTING
            PERSON                      Not Applicable
             WITH               ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        Not Applicable
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        Not Applicable
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          | |

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                         Amendment No. 2 to Schedule 13D

                                     (Final)

This final amendment amends the Schedule 13D dated November 26, 1997, as amended by Amendment No. 1 dated July 1, 1998 (as amended, the "Schedule 13D"), filed by Scoggin Capital Management L.P. ("Scoggin Capital"), Scoggin International Fund, Ltd. ("Scoggin International") and Carolyn Partners, L.P. ("Carolyn Partners," collectively with Scoggin International and Scoggin Capital II (as defined below) the "Reporting Persons") with respect to the Common Stock, $0.001 par value (the "Common Stock") of Bogen Communications International, Inc. (the "Company"). Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 2 of Schedule 13D, "Identity and Background," is amended by substituting Scoggin Capital Management, L.P. II ("Scoggin Capital II") for Scoggin Capital Management, L.P. as a consequence of the January 2001 transfer of all of the assets in Scoggin Capital to Scoggin Capital II. All of the other information contained in Item 2 of Schedule 13D is the same for Scoggin Capital II as it was for Scoggin Capital.

Item 4 of Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

      On June 21, 2002, the Reporting Persons agreed to sell all of their respective interests in the Company pursuant to the terms of the Stock Purchase Agreement ("Purchase Agreement"), dated as of June 21, 2002, by and among the Reporting Persons and the Company, at a price of $4.00 per share of Common Stock of the Company. As a result of this transaction, the Reporting Persons will no longer own beneficially any shares of Common Stock of the Company.

      A copy of the Purchase Agreement is attached hereto as Exhibit C.

Item 5 of Schedule 13D, "Interest in Securities of the Issuer," is amended and restated as follows:

     (a) The Reporting Persons beneficially own no shares (0%) of Common Stock of the Company.

     (b)  Not Applicable.

     (c)  See Item 4.

     (d)  Not Applicable.

     (e) As a result of the transaction described in Item 4, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

Item 6 of Schedule 13D, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer," is amended by adding the following:

      See Exhibit C for the text of the Purchase Agreement.

Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following Exhibit:

      Exhibit B.  Agreement of Joint Filing.

      Exhibit C. Stock Purchase Agreement, dated as of June 21, 2002.

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                       Scoggin Capital Management, L.P. II
                                       By:  S&E Partners, L.P., its General
                                            Partner
                                       By:  Scoggin, Inc., its General Partner


                                       By: /s/ Curtis Schenker
                                          -----------------------------------
                                          Curtis Schenker, its Chief Executive
                                          Officer


Dated as of June 26, 2002

                                       Carolyn Partners, L.P.

                                       By: /s/ Curtis Schenker
                                          -----------------------------------
                                         Curtis Schenker, its General Partner


Dated as of June 26, 2002

                                       Scoggin International Fund, Ltd.
                                       By: Scoggin, LLC, its Investment Advisor

                                       By: /s/ Curtis Schenker
                                          -----------------------------------
                                          Curtis Schenker, its Managing Member


Dated as of June 26, 2002

                                                                       Exhibit B

                            Agreement of Joint Filing


            Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D/A-2 and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

            This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

                                     Scoggin Capital Management, L.P. II
                                     By: S&E Partners, L.P., its General Partner
                                     By: Scoggin, Inc., its General Partner


                                     By: /s/ Curtis Schenker
                                        ------------------------------------
                                        Curtis Schenker, its Chief Executive
                                        Officer


Dated as of June 26, 2002

                                     Carolyn Partners, L.P.

                                     By: /s/ Curtis Schenker
                                        ------------------------------------
                                        Curtis Schenker, its General Partner


Dated as of June 26, 2002

                                     Scoggin International Fund, Ltd.
                                     By: Scoggin, LLC, its Investment Advisor

                                     By: /s/ Curtis Schenker
                                        ------------------------------------
                                        Curtis Schenker, its Managing Member


Dated as of June 26, 2002

                                                                       Exhibit C

                            STOCK PURCHASE AGREEMENT

      STOCK PURCHASE AGREEMENT dated June 21, 2002, by and among Bogen Communications International, Inc., a Delaware corporation (the "Company") having a business address at 50 Spring St., Ramsey, New Jersey 07446 and Scoggin Capital Management, L.P., II, Scoggin International Fund, Ltd. and Carolyn Partners, L.P. (the "Sellers").

      The Company and the Sellers, each in consideration that the others join herein, hereby act and agree as follows:

         1. Purchase and Sale of Common Stock. Upon the terms and conditions set forth below, each Seller hereby sells and transfers to the Company, and the Company hereby purchases from such Seller, the number of shares (the "Shares") of common stock, par value $0.001 per share, of the Company (the "Common Stock") set opposite such Seller's name in Exhibit A hereto.

         2. Purchase Price. The purchase price for the Shares to be purchased by the Company from each Seller hereunder shall be $4.00 per share, or a total of $2,540,892 for all of the Shares held by the Sellers.

         3. Delivery. Each Seller delivers herewith to the Company, and the Company hereby acknowledges receipt of, the certificate(s) representing such Seller's Shares duly endorsed in blank for transfer (or accompanied by stock transfer powers duly executed in blank) with signature guaranteed by a national banking association or member firm of a national securities exchange.

         4. Payment of the Purchase Price. The Company herewith delivers to each Seller, and such Seller hereby acknowledges receipt of, a Company check in an amount equal to the total purchase price for all of such Seller's Shares as provided in paragraph 2 of this Agreement.

         5. Representations and Warranties by Sellers. As a material inducement to the Company entering into this Agreement, each Seller hereby represents, warrants and agrees (a) that such Seller has good and marketable title to the Shares sold and transferred by such Seller to the Company hereunder, free and clear of all restrictions, encumbrances, lien, rights, title or interest of others; (b) that such Seller owns no other shares of the capital stock of the Company, or interests therein, or securities convertible into any such Shares, nor any warrants, options or other rights to purchase or otherwise to acquire any such Shares or securities; and (c) that such Seller is fully familiar with the financial condition, business, affairs and prospects of the Company, including, without limitation, the expected tender offer by the Company for up to 2,500,000 shares of Common Stock at a price of $4.00 per share, has made all such investigation thereof as such Seller deems appropriate and is desirous of no further information in regard thereto.

         6. Survival. The representations, warranties and agreements of the Sellers in paragraph 5 shall survive the consummation of this Agreement.

         7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         8. Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware.

      EXECUTED on the date set forth at the outset of this Agreement.

                                    Bogen Communications International, Inc.

                                    By: /s/ Jonathan Guss
                                       -------------------------------
                                       Jonathan Guss
                                       Chief Executive Officer

                                    Scoggin Capital Management, L.P. II
                                    By: S&E Partners, L.P., its General Partner
                                    By: Scoggin, Inc., its General Partner

                                    By: /s/ Curtis Schenker
                                       -------------------------------
                                       Curtis Schenker
                                       Chief Executive Officer

                                    Scoggin International Fund, Ltd.,
                                    By: Scoggin, LLC, its Investment Advisor

                                    By: /s/ Curtis Schenker
                                       -------------------------------
                                       Curtis Schenker
                                       Managing Member

                                    Carolyn Partners, L.P.

                                    By: /s/ Curtis Schenker
                                       -------------------------------
                                       Curtis Schenker
                                       General Partner

EXHIBIT A

Name                                                Number of Shares
----                                                ----------------

Scoggin Capital Management, L.P. II                       392,148

Scoggin International Fund, Ltd.                          194,056

Carolyn Partners, L.P.                                     49,019